# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Maitong Sunshine Cultural Development Co., Ltd, CIK 0002003750
CUSIP: 560684102
Title of class of securities: Common Stock
Address of issuer's principal executive offices: ROOM 202, GATE 6, BUILDING 9, YAYUAN, ANHUI BEILI, CHAOYANG DISTRICT, BEIJING, China (F4), 100000
Date of event which requires filing of this statement: 08/19/2024
Filed by CIK 0002002221
Persons authorized to receive notices and communications: Robert Brantl, 181 Dante Avenue, Tuckahoe, New York (NY), 10707, 9175135701

## Reporting persons
- Huang Fang (CIK 0002002221): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: personal funds (PF); sole voting power 29,400,000; shared voting power 0; sole dispositive power 29,400,000; shared dispositive power 0; aggregate amount beneficially owned 29,400,000 (49% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Maitong Sunshine Cultural Development Co., Ltd
Address of issuer's principal executive offices: ROOM 202, GATE 6, BUILDING 9, YAYUAN, ANHUI BEILI, CHAOYANG DISTRICT, BEIJING, China (F4), 100000

## Item 2. Identity and Background
Name of person filing: Huang Fang
Residence or business address: Room 202, Gate 6, Building 9, Yayuan, Anhui Beili, Chaoyang District, Beijing, China 100000
Present principal occupation or employment: CEO of Beijing Tongzhilian Cultural Development Co., Ltd/Room 202, Gate 6, Building 9, Yayuan, Anhui Beili, Chaoyang District, Beijing, China 100000
Criminal convictions in the last five years: No.
Civil proceedings (securities laws) in the last five years: No.
Citizenship: People's Republic of China

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: $29,400 cash sourced from personal funds.

## Item 4. Purpose of Transaction
Purpose of transaction: organization and initial financing of issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 29,400,000 shares. 49% of outstanding.
Number of shares as to which each person has sole or shared power to vote or dispose: 29,400,000 shares: sole power to vote and to direct the disposition.
Transactions in the class effected during the past sixty days: Not applicable.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not applicable.

## Signatures
- Huang Fang: Huang Fang, Huang Fang/ (11/05/2024)